Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)

Earnings:
Income (loss) from continuing operations
(including dividends from less than 50%
owned affiliates) before income taxes, equity
in earnings of affiliates, and minority interests	$(33,467)	$14,333	$(37,380)
Fixed charges	4,880	5,554	8,693

Earnings (insufficient earning to cover fixed
charges)	$(28,587)	$19,887	$(28,687)

Fixed charges:
Interest	$4,880	$5,531	$8,653
Amortization of debentures expenses	--	23	40

Fixed charges	$4,880	$5,554	$8,693

Ratio of earnings (deficit) to fixed charges	(5.86:1)	(3.58:1)	(3.3:1)

82